Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2013 Financial Results

SINGAPORE, Singapore – May 13, 2013 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of diesel engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2013. The financial information presented herein for the first quarter of 2013 and 2012 is reported using International Financial Reporting Standards as issued by the International Accounting Standards Board.

Financial highlights for the first quarter of 2013

•	Net revenue was RMB 3.84 billion (US$ 613.1 million) compared with RMB 3.68 billion in the first quarter of 2012;

•	Gross profit was RMB 777.3 million (US$ 124.0 million), a 20.2% gross margin compared with 21.2% in the same quarter a year ago;

•	Operating profit was RMB 338.9 million (US$ 54.1 million) compared with RMB 347.2 million in the same quarter a year ago;

•	Net earnings attributable to China Yuchai’s shareholders were RMB 173.5 million (US$ 27.7 million) compared with RMB 167.9 million in the first quarter of 2012;

•	Earnings per share were RMB 4.66 (US$ 0.74) compared with RMB 4.50 for the same quarter in 2012;

•	Total number of engines sold were 130,744 compared with 131,697 in the first quarter of 2012;

•	Cash and bank balances were RMB 3.27 billion (US$ 521.3 million) compared with RMB 3.16 billion as of December 31, 2012.

Unaudited First Quarter 2013 Results

Net revenue for the first quarter of 2013 was RMB 3.84 billion (US$ 613.1 million) compared with RMB 3.68 billion in the first quarter of 2012. The increase in net sales was RMB 161.7 million, or 4.4% as compared with the same period in 2012. GYMCL’s engine sales during the first quarter of 2013 was 130,744 units compared with 131,697 units in the same quarter a year ago, representing a decrease of 953 units, or 0.7%. This reduction compares favorably against the industry decline of 6.8% in sales of diesel-powered commercial vehicles in the first quarter of 2013, as reported by the China Association of Automobile Manufacturers.

Gross profit was RMB 777.3 million (US$ 124.0 million) compared with RMB 779.4 million in the first quarter of 2012. Gross margin decreased to 20.2% in the first quarter of 2013 as compared with 21.2% a year ago. In the first quarter of 2013, the lower gross profit and margin were mainly attributable to the shift in sales mix to more light-duty engine sales.

Other income was RMB 20.9 million (US$ 3.3 million), a decrease of RMB 5.1 million from RMB 26.0 million in the first quarter of 2012. This decrease was mainly due to foreign exchange revaluation losses in this quarter as compared with a foreign exchange gain in the first quarter of 2012.

Research and development (“R&D”) expenses were RMB 94.9 million (US$ 15.1 million) compared with RMB 81.9 million in the first quarter of 2012, an increase of 15.8%. As a percentage of net revenue, R&D spending rose to 2.5% compared with 2.2% in the first quarter of 2012. The increase in R&D expenses was mainly due to the development of new engines as well as continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses were RMB 364.4 million (US$ 58.1 million), down from RMB 376.4 million in the first quarter of 2012, a decrease of RMB 12.0 million or 3.2%. SG&A expenses represented 9.5% of first quarter 2013 net revenue compared with 10.2% in the same quarter a year ago.

Operating profit declined to RMB 338.9 million (US$ 54.1 million) from RMB 347.2 million in the first quarter of 2012, mainly due to lower gross profit and higher R&D expenses, partially offset by reduced SG&A expenses. The operating margin was 8.8% compared with 9.4% in the first quarter of 2012.

Finance costs declined to RMB 34.2 million (US$ 5.5 million) from RMB 75.4 million in the first quarter of 2012, a decrease of RMB 41.2 million or 54.6%. The decrease was due to less bills discounting and lower interest costs related to RMB 1.0 billion of short-term financing bonds (“STFBs”) outstanding at a lower interest rate in the first quarter of 2013, compared with outstanding STFBs totaling RMB 1.39 billion at higher interest rates in the first quarter of 2012.

The share of joint ventures was a loss of RMB 15.8 million (US$ 2.5 million) compared with a loss of RMB 16.7 million in the first quarter of 2012.

In the first quarter of 2013, total net profit attributable to China Yuchai’s shareholders was RMB 173.5 million (US$ 27.7 million), or earnings per share of RMB 4.66 (US$ 0.74), compared with RMB 167.9 million, or earnings per share of RMB 4.50 in the same quarter in 2012.

Balance Sheet Highlights as at March 31, 2013

•	Cash and bank balances were RMB 3.27 billion (US$ 521.3 million) compared with RMB 3.16 billion at the end of 2012.

•	Short- and long-term borrowings were RMB 2.44 billion (US$ 388.8 million) compared with RMB 2.45 billion at the end of 2012.

•	Net inventory was RMB 2.36 billion (US$ 377.2 million) compared with RMB 2.01 billion at the end of 2012.

Recent Developments

•

GYMCL sold 298 units of its YC6J gas and electric hybrid engines to the Baoding Bus Company in Hebei Province, China for delivery in March and April 2013. The Baoding Bus Company is the first company in Baoding City to operate buses using GYMCL’s gas and electric hybrid engines. The hybrid YC6J medium-duty National IV and V compliant engine is primarily intended for use in public buses and coaches of between 8-11 meters. It utilizes battery-powered motors to significantly reduce fuel consumption and emissions.

•	GYMCL introduced 12 new engines to be launched in 2013. Seven models are National V-compliant natural gas engines and the other 5 models are National IV-compliant diesel engines.

Mr. Benny H Goh, President of China Yuchai, commented, “We regained revenue growth, outperformed the Chinese diesel engine market and further expanded our market leadership. Industry data indicates that sales of diesel-powered commercial vehicles declined by 6.8% while our total unit sales remained steady year-over-year. Unit sales of our light-duty and heavy-duty engines rose in the first quarter of 2013 compared with a year ago. Our engine sales in the agriculture segment improved compared with sales in the first quarter last year. The increase in heavy-duty unit sales in the first quarter of 2013 reinforces our belief in the long-term potential of this market segment.”

Mr Goh further commented “We continue with our strategy to deliver a range of diverse high-quality, high-performance engines to better meet the needs of our customers and break into new markets. Our research and development programs continue to focus on upgrading our existing suite of products and developing new engine products. Our research capabilities and evolving product line of light-duty, medium-duty and heavy-duty engines continue to place us at the forefront of China’s automotive market.

The Chinese government is increasing its focus on combating air pollution and the National IV emission standards for diesel engines are targeted to be implemented throughout China on July 1, 2013. Notwithstanding, we remain guarded over growth in 2013 due to the continuing weak and uncertain recovery in the global economy.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.2689 = US$1.00, the rate quoted by the People’s Bank of China at the close of business on March 29, 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 29, 2013 or at any other date.

Unaudited First Quarter 2013 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 13, 2013. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Benny H Goh and Mr. Kok Ho Leong respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-930-346 (Hong Kong), 400-620-8038 (China) or +656-723-9381 (International), Conference Code: 46929813, approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “project,” “targets,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements are based on current expectations or beliefs, including, but not limited to, statements concerning the Company’s operations, financial performance and condition. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors, including those discussed in the Company’s reports filed with the Securities and Exchange Commission from time to time. The Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss / Dixon Chen

Grayling

Tel: +1-646-284-9409

Email: kevin.theiss@grayling.com

dixon.chen@grayling.com

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